Eight Pines Securities, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	25,692
Receivable from affiliate	$	1,409,700
Other assets	$	17,207
Total assets	$	1,452,599

LIABILITY AND MEMBER'S EQUITY

Liability - accounts payable	$	4,347
Member's equity	$	1,448,252
Total liabilities and member's equity	$	1,452,599

See notes to financial statements.